EXHIBIT (a)(5)

2004-6

Contact: R. Scott Amann
Vice President, Investor Relations
(713) 513-3344

COOPER CAMERON COMMENCES CASH TENDER OFFER FOR ITS
OUTSTANDING 1.75% CONVERTIBLE SENIOR DEBENTURES DUE 2021

HOUSTON (April 6, 2004) — Cooper Cameron Corporation (NYSE: CAM) today commenced a cash tender offer to purchase any and all of its outstanding $200,000,000 1.75% Convertible Senior Debentures due 2021 (the “Debentures”). The tender offer is scheduled to expire at 9:00 a.m., New York City time, on May 5, 2004, unless extended or earlier terminated. The tender offer is not subject to the receipt of any minimum amount of tenders.

     The Company is offering to purchase the Debentures at a purchase price equal to $1,000 per $1,000 principal amount of Debentures, plus accrued and unpaid interest up to, but not including, the payment date.

     The principal purpose of the tender offer is to acquire all of the outstanding Debentures as a step in refinancing the indebtedness represented thereby. The Company will deliver the Debentures that are purchased in the tender offer to J.P. Morgan Trust Company, National Association, as Trustee, for cancellation, and those Debentures will cease to be outstanding.

     The tender offer is conditioned upon the Company receiving financing sufficient to pay the purchase price for all validly tendered Debentures. The Company intends to obtain the funds necessary to pay the purchase price through the public or private sale of the Company’s debt or convertible debt securities. The Company also intends to arrange a short-term liquidity facility that will be available to fund the purchase price if the Company is unable to complete the sale of its securities on acceptable terms.

     This press release is neither an offer to purchase nor a solicitation of an offer to sell securities and no recommendation is made as to whether or not holders of the Debentures should tender their Debentures pursuant to the tender offer. The tender offer is made only by the Offer to Purchase dated April 6, 2004.

     The terms and conditions of the tender offer appear in the Company’s Offer to Purchase and the related Letter of Transmittal. The tender offer is subject to a number of conditions, including the Company’s ability to finance the tender offer and other general conditions. Copies of the Offer to Purchase, the Letter of Transmittal and other related documents have been filed with the SEC today as exhibits to the Schedule TO and will be delivered to holders of the Debentures. These documents contain important information about the Company, the Debentures, the Company’s offer to purchase the Debentures and related matters. Investors and security holders are urged to read carefully the Schedule TO and all exhibits thereto, including the Offer to Purchase and Letter of Transmittal. Investors and security holders can obtain free copies of the Schedule TO, Offer to Purchase and Letter of Transmittal and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

     The Company has retained UBS Securities LLC to act as Dealer Manager in connection with the tender offer. Questions about the tender offer may be directed to UBS Securities LLC at (888) 722-9555 (x4210) (toll-free) or (203) 719-4210 (collect), or to Georgeson Shareholder Communications, the information agent for the tender offer, at (212) 440-9800 (telephone for banks and brokers) or (800) 387-8819 (toll-free).

     Cooper Cameron Corporation (NYSE: CAM) is a leading international manufacturer of oil and gas pressure control equipment, including valves, wellheads, controls, chokes, blowout preventers and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications, and provides oil and gas separation equipment. Cooper Cameron is also a leading manufacturer of centrifugal air compressors, integral and separable gas compressors and turbochargers.

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Website: www.coopercameron.com

     Nothing in this press release constitutes an offer of any securities for sale by the Company. Any securities offered or sold in a private placement to obtain proceeds to finance the purchase of the Debentures in the tender offer will not be registered under the Securities Act of 1933 as amended and may not be offered or sold in the United States absent registration under the Securities Act or any applicable exemption from registration.

     In addition to the historical data contained herein, this press release contains forward-looking statements that involve risks and uncertainties and were made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Specific forward-looking statements include: statements regarding the Company’s ability to finance the tender offer and the completion of the tender offer. In particular, the Company’s completion of the tender offer and the terms of the tender offer are subject to various risks, including prevailing conditions in the public capital markets. There can be no assurance that the tender offer will be successfully completed. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company’s actual results could differ materially from those anticipated in these forward-looking statements for many reasons.